EXHIBIT 99.1

Hydrogenics Reports Fourth Quarter and Full Year 2015 Results

Kolon, Alstom, and China Wins Highlight 2015 Achievements

MISSISSAUGA, Ontario, March 09, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported fourth quarter and full year 2015 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

2015 Highlights

“We closed 2015 with some historic achievements – including a long-term contract with Alstom, our first shipment to Kolon Hydrogenics, and a broad supply agreement for applications in China – that position the Company for stronger performance in the quarters to come,” said Daryl Wilson, Hydrogenics’ CEO. “While sales were down from 2014’s record level, we set the stage for growth and began 2016 with a strong backlog that already includes new orders from China – a key market going forward. Our supply agreement there covers heavy-duty fuel cells, Power-to-Gas energy storage technology, and electrolysis-based fueling stations. China is dedicated to rapidly improving air quality, with over 2,000 buses and other zero-emission vehicles expected to be launched over the next five years.

“Most importantly we achieved critical operating milestones at key reference sites with E.ON for Power-to-Gas, Kurion for de-tritiation and with Kolon for continuous power production.  Systems such as these open the door to much larger orders that can build operating leverage and transform our business results, and we already have marquee customers moving towards commercial scale commitments. Our strategy features many applications based on two standardized platforms, and there will be a multiplicative effect as growth in one area brings advantages and cost benefits to the others across our technology portfolio – resulting in margin expansion. With 2015 behind us, we start the year with a solid balance sheet and nearly $25 million in cash to fuel our market penetration strategy, new business development, and further strengthening of our brand.”

Summary of Results for the Quarter Ended December 31, 2015 (compared to the Quarter Ended December 31, 2014 unless otherwise noted)

  Revenue declined by 28% to $11.3 million from $15.7 million reflecting the impact of the weakening Euro year-over-year against the US dollar, combined with reduced order volume in both the Power Systems and OnSite Generation groups.  However, the quarter does represent a revenue increase of $1.7 million from the $9.6 million reported in the third quarter of 2015.

  Gross profit was 14.8% of revenue for the quarter, versus 19.1% in the prior-year period, driven by changes in product mix (including a lower proportion of custom projects, including engineering services), additional warranty costs relating to several first of a kind projects, as well as gross margin compression as a result of the weakening euro relative to the US dollar. Also contributing to the lower than average margin was higher than normal indirect overhead as a percentage of revenue than in the fourth quarter of 2014.

  Cash Operating Costs1 increased by $0.9 million to $3.6 million in the quarter, compared to $2.7 in 2014, primarily due to an increase in net R&D expense.

  Adjusted EBITDA2 loss was $1.8 million for the quarter compared with an Adjusted EBITDA2 of $0.2 million in the fourth quarter of 2014, reflecting the aforementioned items.

  Net loss for the quarter was $2.1 million or $0.20 per share, compared with a net income of $0.6 million, or $0.06 per share, in the fourth quarter of 2015.

  Hydrogenics secured $8.0 million of orders for renewable energy storage, industrial gas and power system applications during the quarter, resulting in an order backlog of $93.3 million as of December 31, 2015. Order backlog movement during the fourth quarter (in $ millions) was as follows:

	September 30, 2015 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2015 backlog
OnSite Generation	$22.8	$2.9	$(0.5)	$8.1	$17.1
Power Systems	76.1	5.1	(1.8)	3.2	76.2
Total	$98.9	$8.0	$(2.3)	$11.3	$93.3

  Of the above backlog of $93.3 million, we expect to recognize $22.3 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

  The Company exited the fourth quarter with $24.9 million of cash and restricted cash, a $16.5 million increase from September 30, 2015 primarily reflecting: (i) $17.6 million increase from common share issuance, (ii) $0.9 million of cash provided from operating activities; partially offset by (iii) $1.1 million of net operating borrowings and; (iv) $0.5 million related to the purchase of property, plant and equipment and intangible assets and; (v) the foreign exchange impact on euro and Canadian-denominated cash balances.

Summary of Results for the Year Ended December 31, 2015 (compared to the Year Ended December 31, 2014, unless otherwise noted)

  Revenue decreased 21% to $35.9 million versus 2014, primarily reflecting the impact of the weakening Euro year-over-year against the US dollar, combined with reduced order volume in both the Power Systems and OnSite Generation groups.

  Gross profit was $6.0 million for the year, or 16.6% of revenue.

  Cash operating costs were $14.1 million, versus $13.9 million in 2014. The year-over-year change primarily reflects higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.

  The Adjusted EBITDA2 loss for 2015 was $7.9 million versus an Adjusted EBITDA2 loss of $2.5 million in 2014.

  Net loss in the year was $11.4 million or $1.12 per share.

Notes

  Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to the Company’s share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

  Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics’ ongoing operational results.  Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. EST on March 9, 2016 to review the fourth quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873.  A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately six hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our  goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Selling, general and administrative expenses	$2,491	$2,364	$10,215	$11,756
Research and product development expenses	963	293	4,070	3,284
Total operating costs	$3,454	$2,657	$14,285	$15,040
Less: Depreciation of property, plant and equipment and intangibles	(102)	(241)	(374)	(475)
Less: Compensation costs indexed to share price	(173)	391	234	(82)
Less: Stock-based compensation losses	414	(82)	(43)	(544)
Cash operating costs	$3,593	$2,725	$14,102	$13,939

Adjusted EBITDA

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Net loss	$(2,122)	$612	$(11,442)	$(4,523)
Finance loss (income)	343	(280)	3,128	697
Depreciation of property, plant and equipment and intangible assets	182	137	630	661
Compensation indexed to share price	173	(391)	(234)	82
Stock-based compensation expense	(414)	82	43	544
Adjusted EBITDA	$(1,838)	$160	$(7,875)	$(2,539)

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$23,398	$6,572
Restricted cash	971	3,228
Trade and other receivables	10,419	12,900
Inventories	14,270	14,698
Prepaid expenses	428	747
	49,486	38,145
Non-current assets
Restricted cash	532	621
Investment in joint venture	1,951	2,150
Property, plant and equipment	3,049	1,873
Intangible assets	215	157
Goodwill	4,135	4,609
	9,882	9,410
Total assets	$59,368	$47,555

Liabilities
Current liabilities
Operating borrowings	$1,086	$-
Trade and other payables	7,776	11,769
Financial liabilities	9,034	1,387
Warranty provisions	2,255	1,392
Deferred revenue	10,146	6,771
	30,297	21,319
Non-current liabilities
Other non-current liabilities	3,121	3,464
Non-current warranty provisions	938	1,155
Non-current deferred revenue	4,764	6,141
	8,823	10,760
Total liabilities	39,120	32,079
Equity
Share capital	365,824	348,259
Contributed surplus	18,964	18,927
Accumulated other comprehensive loss	(3,224)	(2,108)
Deficit	(361,316)	(349,602)
Total equity	20,248	15,476
Total equity and liabilities	$59,368	$47,555

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

Revenues	$11,321	$15,673	$35,864	$45,548
Cost of sales	9,646	12,684	29,893	34,334
Gross profit	1,675	2,989	5,971	11,214

Operating expenses
Selling, general and administrative expenses	2,490	2,364	10,215	11,756
Research and product development expenses	964	293	4,070	3,284
	3,454	2,657	14,285	15,040

Income (loss) from operations	(1,779)	332	(8,314)	(3,826)

Finance income (expenses)
Interest expense, net	(379)	(171)	(1,322)	(540)
Foreign currency gains (losses)	(47)	482	(428)	117
Loss from joint venture	45	(32)	(40)	(94)
Other finance gains (losses), net	38	1	(1,338)	(180)
Finance income (loss), net	(343)	280	(3,128)	(697)

Income (Loss) before income taxes	(2,122)	612	(11,442)	(4,523)
Income tax expense	-	-	-	-
Income (Loss) for the period	(2,122)	612	(11,442)	(4,523)

Other comprehensive (loss)/income for the period
Items that will not be reclassified subsequently to net loss:
Re-measurements of actuarial losses	(96)	64	(104)	64
Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(336)	(599)	(1,284)	(1,651)
Comprehensive Income (loss) for the period	$(2,554)	$77	$(12,830)	$(6,110)

Net income (loss) per share
Basic and diluted	$(0.20)	$0.06	$(1.12)	$(0.47)

Weighted average number of common shares outstanding	10,518,181	10,089,981	10,199,015	9,718,349

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of US dollars) (unaudited)

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Cash and cash equivalents provided by (used in):
Operating activities
Net income (loss) for the period	$(2,122)	$612	$(11,442)	$(4,523)
Decrease (Increase) in restricted cash	107	(209)	2,172	(1,825)
Items not affecting cash:
Loss on disposal of assets	9	1	9	1
Amortization and depreciation	182	137	630	661
Foreign exchange contracts, net of settlements	(68)	-	43	-
Other finance (gains) losses, net	-	(1)	-	180
Unrealized foreign exchange gains	(339)	399	(369)	259
Unrealized loss on joint venture	(45)	32	40	94
Portion of borrowings recorded as a reduction of research and development expenses	-	(237)	-	(355)
Accreted non-cash interest	237	114	920	480
Payment of post-retirement benefit liability	-	(15)	-	(85)
Stock-based compensation	(414)	82	43	544
Stock based compensation – RSU’s and DSU’s	172	(391)	(234)	82
Warrant issuance	(133)	-	752	-
Net change in non-cash working capital	3,174	(2,570)	1,598	(10,457)
Cash used in operating activities	760	(2,046)	(5,838)	(14,944)

Investing activities
Investment in joint venture	-	(1,360)	-	(2,307)
Proceeds from disposals	-	1	-	10
Purchase of property, plant and equipment, net of grants received	(475)	(326)	(2,028)	(871)
Receipt of IDF government funding	-	-	118	-
Purchase of intangible assets	(24)	(27)	(105)	(110)
Cash used in investing activities	(499)	(1,712)	(2,015)	(3,278)

Financing activities
Payment of repayable government contributions	(51)	(59)	(213)	(498)
Proceeds of borrowings, net of transaction costs	-	-	6,866	854
Proceed of operating borrowings	-	-	1,113	-
Repayment of operating borrowings	(1,139)	-	-	-
Common shares issued, warrants and options exercised, net of issuance costs	17,550	-	17,559	13,666
Cash provided by financing activities	16,360	(59)	25,325	14,022

Increase (decrease) in cash and cash equivalents during the period	16,621	(3,817)	17,472	(4,200)
Cash and cash equivalents - Beginning of period	6,930	10,700	6,572	11,823
Effect of exchange rate fluctuations on cash and cash equivalents held	(153)	(311)	(646)	(1,051)
Cash and cash equivalents - End of period	$23,398	$6,572	$23,398	$6,572

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com